FORETHOUGHT LIFE INSURANCE COMPANY

Sarah M. Patterson
Senior Vice President and Associate General Counsel
Law Department
Direct Dial: (860) 325-1538
Fax: (800) 325-1539

March 22, 2016

Ms. Deborah D. Skeens

Senior Counsel

Securities and Exchange Commission

Disclosure Review Office

100 F Street, N.E.

Washington, D.C.  20549-8629

Re:                             Forethought Life Insurance Company Separate Account A

File Nos. 333-209070 (“B and C Class Filing”); 333-209071 (“I Class Filing”); 811-22726

Dear Ms. Skeens:

Thank you for your comments on March 17, 2016 regarding our initial N-4 filings for the above-referenced file numbers.  Below please find our response following your comments in bold, italics.  Page numbers refer to the courtesy copy of the registration statement provided to the staff.

General

1.              COMMENT:                        Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statements.

RESPONSE:                        Registrant confirms that all missing information, including financial statements and exhibits, will be filed by pre-effective amendments to the registration statements.

2.              COMMENT:                        Please confirm supplementally that the contract name on the front cover page of each prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

RESPONSE:                        Registrant confirms the contract name on each prospectus is and will continue to be the same as the EDGAR class identifiers.

3.              COMMENT:                        Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits and/or features of the contracts or whether the company will be solely responsible for all benefits and features associated with the contracts.

RESPONSE:                        The Company (FLIC) has entered into a coinsurance arrangement (“Agreement”) with Commonwealth Annuity and Life Insurance Company, an affiliate, to support liabilities associated with the Company’s variable annuity contracts. Registrant filed the Agreement in Part C of the Registration Statement.

4.              COMMENT:                        A comment with regard to disclosure in one place applies in all other places where the same or similar disclosure appears.

RESPONSE:                        Agreed.  Registrant has applied disclosure in all places where the same or similar disclosure appears.

Prospectus

5.              Cover Page:

a.              COMMENT:                        In the paragraph where you disclose that certain contract riders may not be available in all states, please disclose that all material contract variations are disclosed in the prospectus and indicate where disclosure as to state specific variations may be found (i.e., “Additional Information”).  Please cross-reference this section in each place in the prospectus where you mention that state variations exist.

RESPONSE:                        Agreed.  Registrant added additional disclosure indicating all material contract variations can be found under section 7.b. “State Variations”.  Registrant also cross-referenced section 7.b. where state variations exist.

b.              COMMENT:                        Please indicate, before the list of Sub-Accounts, that if a contract owner elects certain optional riders, there are restriction on the Sub-Accounts (investment options) that the contract owner may elect and cross-reference where those restrictions are disclosed.

RESPONSE:                        Agreed.  Registrant added additional disclosure indicating certain Investment Restrictions will apply if an Optional Death Benefit or an Optional Withdrawal Benefit is elected.  Registrant also cross-referenced this disclosure to the Investment Restrictions in Appendix D.

6.              COMMENT:                        Choose investment options (p. 4):  The second sentence in footnote 2 to this table states that the Fixed Account is only available to C share contracts if the Daily +5 Withdrawal Benefit, the Daily 7 Withdrawal Benefit, or the Legacy Lock IV is elected.  For clarity, please include similar disclosure in the discussion of each of these three riders.  (That is, please specify that contract owners who elect these riders must allocate a portion of Contract Value to the Fixed Account even if they own a C share contract.)

RESPONSE:                        Agreed.  Registrant added additional disclosure to “Are there restrictions on how you must invest?” under Daily +5 Withdrawal Benefit, Daily 7 Withdrawal Benefit, and Legacy Lock IV regarding allocation to the Fixed Account for all share classes, including C share, which otherwise cannot invest in the Fixed Account.

7.              COMMENT:                        Condensed Financial Information (p. 8):  Please disclose that this information is not shown because the Contract offered is new.

RESPONSE:                        Agreed.  Registrant added the following sentence to the Condensed Financial Information paragraph:  “At this time, there is no information for the Sub-Accounts because as of December 31, 2015 the Sub-Accounts had not commenced operation.”

8.              COMMENT:                        Voting Rights (p. 10):  Please disclose that shares held directly by the company and its affiliates will also be proportionately voted.

RESPONSE:                        Agreed.  Registrant added this disclosure.

9.              COMMENT:                        Fixed Account (p. 11):  Please consider replacing “The following” in the third sentence of this paragraph with “Nonetheless,” or a comparable term.

RESPONSE:                        Agreed.  Registrant has replaced “The following” with “Nonetheless”.

Information on your Account (p. 12)

10.       COMMENT:                        How do you purchase a Contract? (pp. 13-14):  At the top of p. 14, the disclosure states that an investor “might consider how the fee charged by the share class you’ve selected bears in relation to the costs associated with investing in other share classes that impose different fees.”  The meaning of this phrase is unclear.  If it is intended to suggest that an investor should compare the fees for different share classes, please revise accordingly.

RESPONSE:                        Agreed.  Registrant has revised the sentence to clarify that the fees for the available share classes should be compared.

11.       COMMENT:                        Can you cancel your Contract after you purchase it?(p. 14):  In those states where the company is required to return Premium Payments, please state whether the company will return the greater of Premium Payments or Contract Value.  If not, please disclose that in these states, the company will notify contract owners of their right to receive Surrender Value in lieu of Premium Payments and the tax implications of doing so.  See The Penn Mutual Life Insurance Company (pub. avail. May 21, 1976).

RESPONSE:                        Agreed.  Registrant added additional disclosure in section 7.b. “State Variations” indicating the Contract Owner’s right to receive Surrender Value in lieu of Premium Payments in the one state where we would otherwise return Premium Payments.  Registrant also added disclosure regarding tax implications and company notification of this right.

12.       COMMENT:                        How are Premium Payments applied to your Contract? (pp. 14-15):  The second paragraph of this section refers to the review of a contract application for good order, as contemplated by Rule 22c-1 under the Investment Company Act.  However, the third paragraph appears to relate both to this type of review and also to suitability review.  Please clarify the distinction between the two types of review, both in terms of timing and procedure, including in particular the treatment of Premium Payments.

RESPONSE:                        Agreed.  Registrant revised the third paragraph by removing the reference to suitability in the second sentence.

Charges and Fees (p. 20)

13.       COMMENT:                        Premium Based Charge (p. 21):  Please clarify here, as indicated in the Premium Based Charge Examples in Appendix A, that the Premium Based Charge is not deducted on Partial Withdrawals.  In addition, please clarify supplementally whether the Premium Based Charge is deducted upon annuitization or upon the death of the contract owner and, if so, please include disclosure to that effect in this section.

RESPONSE:                        Agreed.  Registrant added additional disclosure indicating the Premium Based Charge is not assessed on Partial Withdrawals.  Registrant confirms the Premium Based Charge is not assessed upon annuitization or upon the death of the Contract Owner and also included annuitization and death of the Contract Owner in the additional disclosure.

14.       COMMENT:                        At the bottom of p. 22 (in the discussion after the heading “The following are NOT subject to a CDSC”), please clarify what is meant by “fully

Surrender” in the description of the “Free Withdrawal Amount.”  Please also clarify that “FWA” refers to the “Free Withdrawal Amount.”

RESPONSE:                        Agreed.  Registrant removed the erroneous word “fully” from the description of Free Withdrawal Amount.  In addition, Registrant also added “(FWA)” after “Free Withdrawal Amount” at the beginning of the first bullet under “The following are NOT subject to a CDSC”.

15.       COMMENT:                        On p. 23, in the bullet point beginning, “Upon cancellation during the Right to Cancel Period….,” please cross-reference the discussion of this right in the section entitled “Can you cancel your Contract after you purchase it?” on p. 14.

RESPONSE:                        Agreed.  Registrant added a cross-reference back to “Can you cancel your Contract after you purchase it?”

Annuity Payouts (p. 25)

16.       COMMENT:                        Fixed Dollar Amount Annuity Payouts (p. 27):  Please clarify that fixed dollar amount payouts are made in the case of all available annuity options.

RESPONSE:                        Agreed.  Registrant revised this section by adding “for all Annuity Payout Options” to the end of the first sentence.

Return of Premium III (p. 27)

17.       Are there restrictions on how much you must invest? (p. 29):  We note that the company reserves the right to add or remove Sub-Accounts.  With respect to that reservation, we have the following comments:

a.              COMMENT:                        Please explain supplementally the type of notice that will be given to contract owners (for example, whether such notice will be written, and how the timing works (i.e., how far in advance will notice be sent, and does the 5 business day period commence upon receipt of the notice?)).  In addition, please specify whether similar notice will be given to broker-dealers representing contract owners, and if so, how far in advance.

RESPONSE:                        Agreed.  As noted in the prospectus, any addition or removal of a Sub-Account would apply prospectively, and Registrant would not require reallocation to another Sub-Account, except in the event of a Sub-Account liquidation or substitution (in accordance with applicable law).  In the event a Sub-Account is added or closed to new investments, Registrant will supplement the Prospectus.  Because changes would not be applied with respect to then existing investments unless a Sub-Account liquidates or is substituted, any such change would not trigger violation of the Investment Restrictions or create a need for reinstatement.  Contract Owners will be provided 60 days written notice in the event a Sub-Account liquidates, and at least that much notice in the event of a substitution.  In addition, registered representatives of the Contract Owners will receive a copy of the communication sent to Contract Owners in the same timeframe.

b.              COMMENT:                        Please provide the same information supplementally regarding the right to reinstate after violation.  (That is, please specify whether notice will be given and if so, what type of notice, etc.)

RESPONSE:                        Agreed.  Reallocation requests can only occur via telephone.  Contract Owners who request a reallocation that violates Investment Restrictions will be informed over the telephone that they have five business days from the date of the request to reallocate to approved Sub-Accounts.

c.               COMMENT:                        Please make this disclosure more prominent.

RESPONSE:                        Agreed.  Registrant bolded the paragraph discussing the right to reinstate after violation of the Investment Restrictions.  In addition, Registrant bolded this same paragraph under each rider it applies to.

d.              COMMENT:                        Please clarify what you mean by the statement: “These changes will not be applied to then existing investments.”  For example, the disclosure is not clear as to the circumstances when reallocation is required.  Please revise.  Also, in the event of a merger or other circumstance where an underlying fund ceases to exist, please specify what happens to amounts allocated to the corresponding Sub-Account.

RESPONSE:                        Agreed.  Registrant added additional disclosure indicating a reallocation would only be required in the event a Sub-Account is liquidated by its Board of Directors or substituted in accordance with an order from the Commission.  In any other circumstances, the Registrant would not require Contract Owners to reallocate.  Registrant added this disclosure to each rider as it applies.

e.               COMMENT:                        Please specify the terms of the reinstatement (e.g., on the same terms as in effect prior to the termination, as applicable).

RESPONSE:                        Agreed.  Registrant added language to the Optional Death Benefit sections clarifying the reinstatement will be on the same terms and values as in effect prior to the violation.  For Optional Living Benefits, the existing second bolded paragraph specifies the terms of reinstatement.

f.                 COMMENT:                        Please explain your basis for prohibiting reinstatement if a contract owner makes a subsequent Premium Payment, takes a Partial Withdrawal or makes an ownership change.  In the event a contract owner seeks to make one of these transactions or changes during the reinstatement period, will you advise the contract owner that the transaction/change will cause the rider to terminate, without the ability to reinstate?

RESPONSE:                        The reason we do not permit reinstatement after a subsequent Premium Payment or Partial Withdrawal is because, following reinstatement, all rights and benefits are reset to pre-termination values.  A subsequent Premium Payment during the period of termination would not benefit the Contract Owner for purposes of benefit calculations.  Similarly, reinstatement following a Partial Withdrawal, at pre-termination values, would permit Contract Owners an unintended and extra-contractual benefit.

With respect to ownership changes terminating the right to reinstate, an ownership change in itself would terminate the rider, therefore we will not reinstate following an ownership change during the right to reinstate period.

Contract Owners are advised of these restrictions on reinstatement in both the prospectus and Contract.  Registrant would not provide any additional notice.

g.              COMMENT:                        These comments also apply to all other optional riders with Investment Restrictions.

RESPONSE:                        Agreed.  Registrant made corresponding changes to all applicable sections.

18.       Are there restrictions on the amount of subsequent Premium Payments? (p. 29):  (Comments also apply to similar disclosure for all other optional riders.)

a.              COMMENT:                        We note that this subsection reserves the right to limit subsequent Premium Payments.  Please clarify here whether any advance notice of such restriction will be given to contract owners and, if so, the type and timing of this advance notice.  For example, will the notice be written, and how far in advance will it be given?

RESPONSE:                        Agreed.  Registrant added disclosure indicating we will give 30 days’ written notice in the event we begin limiting subsequent Premium Payments.

b.              COMMENT:                        This section states that subsequent Premium Payments may be restricted or prohibited “to help protect our ability to provide guarantees under these riders in the future.”  Please provide examples of circumstances in which this might occur.

RESPONSE:                        Agreed.  Registrant added the following example to the disclosure: “if there are significant changes to mortality assumptions.”

Legacy Lock IV (p. 30)

19.       COMMENT:                        When can you buy the rider? (p. 30):  You state that the rider can be terminated at any time without notice.  Please specify if this applies to existing contract owners.  Please make this clarification in each place where you have similar disclosure.

RESPONSE:                        Agreed.  Registrant clarified this right applies to sales of the rider and not to existing contracts for which the rider has already been elected.  Registrant added this clarification to each rider.

20.       COMMENT:                        Minimum Account Rule (page 30):  Please define this term the first time it is used.

RESPONSE:                        Agreed.  Registrant defined Minimum Amount Rule upon first use.

21.       COMMENT:                        Are there restrictions on how much you must invest? (p. 32):  Please include a cross-reference to the discussion of these restrictions in the Daily +5/Daily 7 Withdrawal Benefit section.  Please clarify that these provisions apply when a contract owner fails to allocate in accordance with the Investment Restrictions as opposed to situations where a contract owner may be required to allocate due to a change made by the company (see comment 17 above).  Please also address the other comments noted in comment 17 with respect to the reinstatement right.  These comments also apply to similar disclosure appearing elsewhere in the prospectus.

RESPONSE:                        Agreed.  To avoid Contract Owner confusion, Registrant added a cross-reference and also added additional disclosure.  Registrant also made these changes to all other applicable sections.

22.       COMMENT:                        Enhanced Return of Premium Component (Legacy Lock IV)(p. 32):  Please indicate your basis for reallocating contract owner funds to the money market fund without the contract owner’s prior approval.  This comment applies in all places where allocation to the money market fund is disclosed in the prospectus.

RESPONSE:                        Agreed.  Registrant reworded this disclosure to inform Contract Owners that the option to reallocate to the Money Market Sub-Account to avoid termination of the benefit when the Minimum Amount Rule is reached.  Registrant will not unilaterally make such a reallocation absent Contract Owner direction.

23.       COMMENT:                        Other Information (p. 33):  The reference to “Spousal Continuation” terminating the rider is inconsistent with the disclosure later in this section.  Please reconcile here and elsewhere in the prospectus where this disclosure appears.  Please also explain the difference between continuation and re-election as described in “Can your spouse continue your Death Benefit” on p. 35.

RESPONSE:                        Agreed.  Registrant added language clarifying the rider terminates, but the Spouse may continue the Contract itself.  After the Spouse becomes the new Owner, the Spouse may elect to add the rider to his/her Contract, subject to election rules in place.

Optional Withdrawal Benefits (p. 37)

24.       Both Optional Withdrawal Benefits:

a.              COMMENT:                        Are there restrictions on how much you must invest? (pp. 43 and 50):  Please correct the apparent typographical error in the third paragraph of this section (“You are be required…..”)

RESPONSE:                        Agreed.  Registrant removed the erroneous word “be” from the beginning of the third paragraph for both Optional Withdrawal Benefits.

b.              COMMENT:                        Other Information (page 45).  You state here and elsewhere that you may share information regarding a Contract with your affiliates and designees.  Please state what type of information will be shared and the terms of such sharing.

RESPONSE:                        Agreed.  Registrant added language indicating we may share non-personally identifiable Contract Owner information, such as ages and rider elections, with our affiliates and designees to assist us in managing our risks under the Contracts.

25.       COMMENT:                        Glossary:  Minimum Contract Value (p. 54):  Please specify the applicable dollar range.

RESPONSE:                        Agreed.  Registrant added the dollar range between $2,500 and $10,000.

Appendix D

26.       Please revise this Appendix to clarify that the restrictions regarding approved Sub-Accounts also applies to the Legacy Lock IV rider.

RESPONSE:                        Agreed.  Registrant added “Legacy Lock IV” to the Fixed Account allocation and Approved Sub-Accounts sections of Appendix D.

Powers of Attorney

27.       Please note that the powers of attorney for these filings did not reserve the right to execute amendments.  Therefore, a new power of attorney (or the signature of the principals) will be necessary for any pre-effective amendments.  See rule 483(b) under the Securities Act of 1933.

RESPONSE:                        Agreed.  Registrant executed new Powers of Attorney for pre-effective and post-effective amendments.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

RESPONSE:                        Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements.  Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.  Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Thank you for your comments.  We hope the information provided above and filed in the pre-effective amendment is responsive.  Please let us know if you have any additional comments or questions.

Kind Regards,

Sarah M. Patterson

Senior Vice President and Associate General Counsel